Tidal ETF Trust

898 North Broadway, Suite 2

Massapequa, New York 11758

August 10, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)

File Nos. 333-227298, 811-23377

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of Post-Effective Amendment No. 72 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0000894189-21-006961) on September 28, 2021, for the purpose of registering shares of the Elevate Shares Inverse Daily Blockchain ETF (the “Fund”) and one additional series as new series of the Trust. The automatic effectiveness of the Amendment was delayed several times pursuant to subsequent 485BXT filings. The withdrawal of the Amendment relates solely to the Fund. No securities of the Fund were sold in connection with the Amendment. The Trust has determined not to proceed with the offering of this series of the Trust at this time.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 (Extension 731) or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Toroso Investments, LLC